Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte to Announce First Quarter FYE27
Financial Results on June 3, 2026

HERZLIYA, Israel, May 26, 2026 - Cognyte Software Ltd. (NASDAQ: CGNT), a global leader in investigative analytics software, today announced it will conduct a conference call on Wednesday, June 3, 2026, at 8:30am ET to review its first quarter financial results for the quarter ending April 30, 2026. An earnings press release will be issued prior to the conference call.

A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website at https://www.cognyte.com/investors/. Those interested in participating in the question-and-answer session need to register at https://register-conf.media-server.com/register/BI46eb94a3a2964463ba6d991e82057113 to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

About Cognyte
Cognyte is a leading software-driven technology company focused on solutions for investigative analytics that enable customers to generate Actionable Intelligence for a Safer World™. Cognyte’s solutions empower law enforcement, national security and military intelligence agencies, as well as other organizations, in navigating an increasingly complex threat landscape. With offerings that leverage advanced technologies, including artificial intelligence (AI) and analytics, Cognyte helps customers make sense of complex, multi-source data supporting informed, mission-critical investigations and operations. Hundreds of customers worldwide rely on Cognyte’s investigative analytics solutions to uncover insights and reveal what matters, across fragmented data and organizational silos, enabling confident decision-making in high-stakes environments. Learn more at www.cognyte.com.

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